SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 19, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone Company, dated April 19, 2005, regarding Ericsson and 3 Italy finalizing managed services contract with an estimated value of SEK 15 billion

Press Release April 19, 2005

Ericsson and 3 Italy finalizes managed services contract with estimated value of SEK 15 billion

Ericsson and 3 Italy have finalized the due diligence and execution of the managed services contract announced on January 20, 2005. The value of the contract is estimated to SEK 15 billion, over five years, making it one of the largest managed services contracts ever signed in the telecom industry.

Revenues will gradually increase over the contract term as the network evolves. Some 750 employees have been transferred from 3 Italy to Ericsson and Ericsson is now managing the operator’s multi-vendor network, serving more than 3.5 million subscribers.

Under the agreement Ericsson is responsible for the total management of 3 Italy’s multi-vendor 3G-network in Italy. Also included is management of 3 Italy’s 3G-multimedia service environment, including the service layer network, as well as management of business support systems such as billing. Ericsson has assumed responsibility for the ongoing optimization of 3 Italy’s considerable amount of network assets in Italy, such as sites and transmission.

As part of the contract the parties have agreed to create a service centre that will launch consumer multimedia services for 3 Italy. The Ericsson Service Centre will be used by 3 for the launch of new consumer multimedia services and applications, such as voice, data and video services. The centre will be owned by Ericsson and will launch new services for 3 under a revenue share mechanism. Ericsson will explore and develop new services but also launch new services on the specific input of 3. The agreement regarding the service center will be finalized over the next few weeks.

“We are very pleased to start this new phase of partnership with Ericsson, where we will benefit from Ericsson’s technology leadership and innovation capacity,” said Vincenzo Novari, CEO 3 Italy. “Through this agreement with Ericsson, we can now focus even more on our customers and new attractive services for them, and as a result consolidate our leadership in the 3G market in Italy.”

“Ericsson is pleased to extend the partnership with 3 Italy, a dynamic and innovative operator, constantly seeking new and attractive solutions for their customers,” said Hans Vestberg, Executive Vice President, Business Unit Global Services, Ericsson. “With this managed services contract we provide substantial cost savings for 3 Italy and also enable the them to offer supreme network quality to their customers, making the operator even more competitive in the market.”

“We have recently welcomed 750 new employees from 3 Italy who now have joined Ericsson, and I am pleased to say that we are already operational in implementing this contract,” said Cesare Avenia, head of Ericsson in Italy. “We have very quickly implemented the new organization that will support 3 Italy. By introducing this new business model on the Italian market, Ericsson has proven again to be in the forefront of innovation for its customers and is capable of bringing additional value to the Italian telecom market.”

Ericsson is managing 3 Italy’s network according to specified performance goals under a managed services agreement where 3 Italy retains full ownership of all network assets.

The optimization of 3 Italy’s network assets, such as sites and transmission, is now managed by Ericsson on behalf of the operator.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Joséphine Edwall-Björklund

Ericsson Group Function Communications

Phone: +46 8 579 18 018, +46 8 719 69 92

E-mail: press.relations@ericsson.com

Doris Sdogati, Head of Communications, Ericsson Italy

Phone: +39 06 7258 2668

E-mail: press.relations@ericsson.com

About Ericsson’s Managed Services offering

Ericsson’s managed services offering covers management of day-to-day operations of a customer’s network and can also include managed capacity for efficient network build out and on-demand capacity, as well as hosting of applications and content management. As the undisputed industry leader in managed services, Ericsson has officially announced well over 40 managed services contracts with operators worldwide since 2002. In all current managed services contracts, excluding hosting, Ericsson is managing networks that together serve more than 35 million subscribers worldwide.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 19, 2005